                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ira S. Lederman
         Senior Vice President - General Counsel and Corporate Secretary
                            W. R. Berkley Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 629-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  June 17, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     14052H100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION

      W. R. Berkley Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,000,000*
                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            2,000,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,000,000*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.      14052H100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Admiral Insurance Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        500,000*
                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IC, CO
--------------------------------------------------------------------------------

* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Berkley Insurance Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        500,000*
                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IC, CO
--------------------------------------------------------------------------------


* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Berkley Regional Insurance Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        500,000*
                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IC, CO
--------------------------------------------------------------------------------

* See Items 4 through 6.

                                  SCHEDULE 13D

CUSIP NO.     14052H100

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nautilus Insurance Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Arizona
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        500,000*
                  --------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY EACH     9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            500,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IC, CO
--------------------------------------------------------------------------------

* See Items 4 through 6.

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation ("Berkley"), Admiral Insurance Company, a Delaware corporation ("Admiral"), Berkley Insurance Company, a Delaware corporation ("BIC"), Berkley Regional Insurance Company, a Delaware corporation ("BRIC"), and Nautilus Insurance Company, an Arizona corporation ("Nautilus" and, together with Berkley, Admiral, BIC and BRIC, the "Reporting Persons"). Amendment No. 1 relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Issuer"). Amendment No. 1 amends and supplements the
Schedule 13D, dated May 11, 2004 ("Schedule 13D"), as filed with the Securities and Exchange Commission (the "Commission") on May 21, 2004, and is being filed in connection with the purchase of the Tranche 2 Shares and the approval of the issuance of the Warrant Shares upon exercise of the Warrants, as further described below.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

      The total amount of funds used by the Reporting Persons to purchase the securities of the Issuer as described herein was furnished from the working capital of the Subsidiaries. The total amount of funds used by the Reporting Persons to purchase the securities of the Issuer as described herein was $38,259,000, excluding the $8,541,000 aggregate purchase price for the Warrant Shares payable upon exercise of the Warrants. Each Subsidiary contributed $9,564,750, or 25%, of the total amount of funds.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

      Pursuant to a Securities Purchase Agreement, dated May 11, 2004 (the "Purchase Agreement"), by and among the Issuer, Berkley and, for purposes of
Section 2.4 of the Purchase Agreement, Veqtor Finance Company, L.L.C. ("VFC"), Samstock, L.L.C. ("Samstock"), John R. Klopp ("Klopp"), JRK Investment Partnership LP ("Klopp LP"), Craig M. Hatkoff ("Hatkoff") and CMH Investment Partnership LP ("Hatkoff LP" and, collectively with VFC, Samstock, Klopp, Klopp LP and Hatkoff, the "Shareholders"), the Reporting Persons acquired from the Issuer 1,310,000 shares of Common Stock (the "Tranche 1 Shares") and four Warrants for Common Stock, each dated as of May 11, 2004 (the "Warrants"), for an aggregate purchase price of $30,654,000. The Warrants were issued by the Issuer to each of Admiral, BIC, BRIC and Nautilus (collectively, the "Holders") and granted the Holders the right to purchase, in the aggregate, up to 365,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $23.40 per share, or an aggregate exercise price of $8,541,000. Each of the Warrants could only be exercised following shareholder approval at the Issuer's 2004 annual shareholders meeting (held on June 17, 2004) (the "Annual Meeting") and expires at 5:00 p.m. on December 31, 2004.

      Subject to the receipt of shareholder approval and the satisfaction or waiver of other conditions, the Reporting Persons were required under the Purchase Agreement to purchase an additional 325,000 shares of Common Stock (the "Tranche 2 Shares") at a purchase price of $23.40 per share, or an aggregate purchase price of $7,605,000.

      Pursuant to the Purchase Agreement, the Issuer agreed to appoint one designee of the Reporting Persons to its Board of Directors, and thereafter nominate this designee or alternative designee for election to the Board at each subsequent annual meeting of shareholders subject to certain conditions relating to the Reporting Persons continued ownership of the Issuer's Common Stock. Effective May 11, 2004, pursuant to such designation right, the Board appointed Joshua A. Polan ("Mr. Polan") a director of the Issuer.

      Pursuant to the Purchase Agreement, the Shareholders agreed to vote all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the continued election of the Reporting Persons' Board designee. In addition, the Shareholders agreed not to take, or support the taking of, any action to remove as a director the Reporting Persons' Board designee, unless the Reporting Persons request that such director be removed (in which case the Shareholders agreed to cooperate in effecting such removal and electing a replacement). The Shareholders agreed to vote at the Annual Meeting all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the issuance of the Tranche 2 Shares and the Warrant Shares.

      At the Annual Meeting, the Issuer's shareholders approved the issuance of the Warrant Shares and the Tranche 2 Shares and voted in favor of the election of the Reporting Person's Board designee, Mr. Polan, who was elected a director of the Issuer. As a result, the Warrants became exercisable for the 365,000 Warrant Shares. In addition, on June 21, 2004, in accordance with the Purchase Agreement, the Reporting Persons acquired the 325,000 Tranche 2 Shares for the aggregate purchase price of $7,605,000.

      The Shareholders have reported aggregate beneficial ownership of 2,480,805 shares of the Issuer's Common Stock, which shares represent 31.1% of the outstanding shares of the Issuer's Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Shareholders. The Shareholders disclaim beneficial ownership of any shares of the Issuer's Common Stock held by the Reporting Persons.

      Neither the Tranche 1 Shares, the Tranche 2 Shares, the Warrants nor the Warrant Shares are registered for re-sale by the Reporting Persons under the Securities Act of 1933, as amended (the "Securities Act"). Under that certain Registration Rights Agreement, dated May 11, 2004 (the "Registration Rights Agreement"), by and among the Issuer and Berkley, subject to certain conditions, the Reporting Persons have the right to cause the Issuer to effect a registration under the Securities Act with respect to any such shares of Common Stock, as well as certain other shares of Common Stock that they may then hold.

      The foregoing descriptions of the Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the Warrants and the Registration Rights Agreement, which are incorporated in this Amendment No. 1 by reference to Exhibits 2, 3 and 4, respectively, which were filed with the Commission in connection with the
Schedule 13D.

      The acquisition by the Reporting Persons of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Issuer, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

      Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to this Amendment No. 1, has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety as follows:

      (a) Berkley may be deemed to beneficially own, in the aggregate, 2,000,000 shares of Common Stock, which represents 24.0% of the outstanding Common Stock of the Issuer.

      (b) Since each of the Subsidiaries is either directly or indirectly owned by Berkley, Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock it may be deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13D, and any amendment or amendments thereto, a copy of which was filed with the Commission as Exhibit 1 to the Schedule 13D.

      Pursuant to the Purchase Agreement, the Reporting Persons acquired from the Issuer the Tranche 1 Shares and the Warrants for an aggregate purchase price of $30,654,000. The Warrants granted the Holders the right to purchase, in the aggregate, up to 365,000 shares of Common Stock at an exercise price of $23.40 per share, or an aggregate exercise price of $8,541,000. Each of the Warrants could only be exercised following shareholder approval at the Annual Meeting and expires at 5:00 p.m. on December 31, 2004. Subject to the receipt of shareholder approval and the satisfaction or waiver of other conditions, the Reporting Persons were required under the Purchase Agreement to purchase the Tranche 2 Shares at a purchase price of $23.40 per share, or an aggregate purchase price of $7,605,000.

      Pursuant to the Purchase Agreement, the Issuer agreed to appoint one designee of the Reporting Persons to its Board of Directors, and thereafter nominate this designee or alternative designee for election to the Board at each subsequent annual meeting of shareholders subject to certain conditions relating to the Reporting Persons continued ownership of the Issuer's Common Stock. Effective May 11, 2004, pursuant to such designation right, the Board appointed Mr. Polan a director of the Issuer.

      Pursuant to the Purchase Agreement, the Shareholders agreed to vote all shares of the Issuer's Common Stock they beneficially own or over which they have voting control over in favor of the continued election of the Reporting Persons' Board designee. In addition, the Shareholders agreed not to take, or support the taking of, any action to remove as a director the Reporting Persons' Board designee, unless the Reporting Persons request that such director be removed (in which case the Shareholders agreed to cooperate in effecting such removal and electing a replacement). The Shareholders agreed to vote at the Annual Meeting of shareholders all shares of the Issuer's Common

Stock they beneficially own or over which they have voting control over in favor of the issuance of the Tranche 2 Shares and the Warrant Shares.

      At the Annual Meeting, the Issuer's shareholders approved the issuance of the Warrant Shares and the Tranche 2 Shares and voted in favor of the election of the Reporting Person's Board designee, Mr. Polan, who was elected a director of the Issuer. As a result, the Warrants became exercisable for the 365,000 Warrant Shares. In addition, on June 21, 2004, in accordance with the Purchase Agreement, the Reporting Persons acquired the 325,000 Tranche 2 Shares for the aggregate purchase price of $7,605,000.

      The Shareholders have reported aggregate beneficial ownership of 2,480,805 shares of the Issuer's Common Stock, which shares represent 31.1% of the outstanding shares of the Issuer's Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Shareholders. The Shareholders disclaim beneficial ownership of any shares of the Issuer's Common Stock held by the Reporting Persons.

      The Registration Rights Agreement grants the Reporting Persons the right (subject to certain conditions) to cause the Issuer to effect a registration under the Securities Act with respect to the re-sale of the Tranche 1 Shares, the Tranche 2 Shares, the Warrants and the shares of Common Stock issuable upon the conversion or exercise (as applicable) thereof, as well as certain other shares of Common Stock that they may then hold.

      The foregoing descriptions of the Purchase Agreement, the Warrants and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement, the Warrants and the Registration Rights Agreement, which are incorporated in this Amendment No. 1 by reference to Exhibits 2, 3 and 4, respectively, which were filed with the Commission in connection with the
Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 21, 2004                    W.R. BERKLEY CORPORATION

                                        By: /s/ William R. Berkley
                                            ------------------------------------
                                        Name:  William R. Berkley
                                        Title: Chairman of the Board and Chief
                                               Executive Officer

Dated: June 21, 2004                    ADMIRAL INSURANCE COMPANY

                                        By: /s/ Scott R. Barraclough
                                            ------------------------------------
                                        Name:  Scott R. Barraclough
                                        Title: Senior Vice President

Dated: June 21, 2004                    BERKLEY INSURANCE COMPANY

                                        By: /s/ Eugene G. Ballard
                                            ------------------------------------
                                        Name:  Eugene G. Ballard
                                        Title: Senior Vice President

Dated: June 21, 2004                    BERKLEY REGIONAL INSURANCE
                                        COMPANY

                                        By: /s/ Eugene G. Ballard
                                            ------------------------------------
                                        Name:  Eugene G. Ballard
                                        Title: Senior Vice President

Dated: June 21, 2004                    NAUTILUS INSURANCE COMPANY

                                        By: /s/ John M. Runberg
                                            ------------------------------------
                                        Name:  John M. Runberg
                                        Title: Senior Vice President

                                   SCHEDULE I

      Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons. Except as otherwise indicated, each person is a citizen of the United States.

W. R. Berkley Corporation

Name                                  Present Business Address            Present Principal Occupation
----                                  ------------------------            ----------------------------
Directors:

William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer

Phillip J. Ablove                     475 Steamboat Road                  Retired Executive Vice President and
                                      Greenwich, Connecticut 06830        Chief Financial Officer, Pioneer
                                                                          Companies, Inc.
William R. Berkley, Jr.               475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations

Ronald E. Blaylock                    475 Steamboat Road                  Founder, Chairman and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, Blaylock &
                                                                          Partners, LP (investment banking
                                                                          firm)

Mark E. Brockbank                     475 Steamboat Road                  Retired Chief Executive of XL
                                      Greenwich, Connecticut 06830        Brockbank LTD

George G. Daly                        475 Steamboat Road                  Fingerhut Professor and Dean
                                      Greenwich, Connecticut 06830        Emeritus, Stern School of Business,
                                                                          New York University

Rodney A. Hawes, Jr.                  475 Steamboat Road                  Founder Insurance Investment
                                      Greenwich, Connecticut 06830        Associates (investment banking firm)

Richard G. Merrill                    475 Steamboat Road                  Retired Executive Vice President of
                                      Greenwich, Connecticut 06830        Prudential Insurance Company of
                                                                          America

Jack H. Nusbaum                       787 Seventh Avenue                  Chairman, Willkie Farr & Gallagher
                                      New York, New York 10019            LLP (attorneys at law)

Mark L. Shapiro                       475 Steamboat Road                  Private Investor
                                      Greenwich, Connecticut 06830

Executive Officers Not Otherwise Listed Above:

Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer

Robert P. Cole                        475 Steamboat Road                  Senior Vice President - Regional
                                      Greenwich, Connecticut 06830        Operations

Paul J. Hancock                       475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Corporate Actuary

Robert W. Gosselink                   475 Steamboat Road                  Senior Vice President - Risk
                                      Greenwich, Connecticut 06830        Management

Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Alternative
                                      Greenwich, Connecticut 06830        Markets Operations

Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary

James W. McCleary                     475 Steamboat Road                  Senior Vice President - Reinsurance
                                      Greenwich, Connecticut 06830        Operations and President and Chief
                                                                          Executive Officer, Facultative
                                                                          ReSources, Inc.
James G. Shiel                        475 Steamboat Road                  Senior Vice President - Investments
                                      Greenwich, Connecticut 06830

Clement P. Patafio                    475 Steamboat Road                  Vice President - Corporate Controller
                                      Greenwich, Connecticut 06830

Admiral Insurance Company


Name                                  Present Business Address            Present Principal Occupation
Directors:
William R. Berkley, Jr.               475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer,
                                                                          W. R. Berkley Corporation

James S. Carey                        1255 Caldwell Road                  President and Chief Executive Officer
                                      Cherry Hill, New Jersey 08034

Martin M. Michell                     1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034

Michael J. Snead                      1255 Caldwell Road                  Retired Chairman
                                      Cherry Hill, New Jersey 08034

Executive Officers Not Otherwise Listed Above:

Scott R. Barraclough                  1255 Caldwell Road                  Senior Vice President and Treasurer
                                      Cherry Hill, New Jersey 08034

Daniel A. MacDonald                   1255 Caldwell Road                  Senior Vice President and Secretary
                                      Cherry Hill, New Jersey 08034

Curtis E. Fletcher                    1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034

William E. Haines                     1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034

Raymond H. McDowell                   1255 Caldwell Road                  Regional Vice President
                                      Cherry Hill, New Jersey 08034

William F. Murray                     1255 Caldwell Road                  President, Excess Division
                                      Cherry Hill, New Jersey 08034

Berkley Insurance Company



Name                                  Present Business Address            Present Principal Occupation
Directors:

William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, W. R. Berkley
                                                                          Corporation

William R. Berkley, Jr.               475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Robert P. Cole                        475 Steamboat Road                  Senior Vice President - Regional
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Craig N. Johnson                      475 Steamboat Road                  President and Chief Executive
                                      Greenwich, Connecticut 06830        Officer, Signet Star Re,
                                                                          LLC

Carol J. LaPunzina                    475 Steamboat Road                  Senior Vice President, General
                                      Greenwich, Connecticut 06830        Counsel and Secretary

Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary, W.
                                                                          R. Berkley Corporation

James W. McCleary                     475 Steamboat Road                  Senior Vice President - Reinsurance
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley
                                                                          Corporation and President and Chief
                                                                          Executive Officer, Facultative
                                                                          ReSources, Inc.
Executive Officers Not Otherwise Listed Above:

Larry A. Hansen                       475 Steamboat Road                  Executive Vice President and Chief
                                      Greenwich, Connecticut 06830        Financial Officer

Roger J. Bassi                        475 Steamboat Road                  Executive Vice President
                                      Greenwich, Connecticut 06830

Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer, W.
                                                                          R. Berkley Corporation (Senior Vice
                                                                          President for Berkley Insurance
                                                                          Company)
Donald M. McGuire                     475 Steamboat Road                  Senior Vice President and Treasurer
                                      Greenwich, Connecticut 06830

Kevin J. Shea                         475 Steamboat Road                  Senior Vice President
                                      Greenwich, Connecticut 06830

Berkley Regional Insurance Company

Name                                  Present Business Address            Present Principal Occupation
Directors:

William R. Berkley                    475 Steamboat Road                  Chairman of the Board and Chief
                                      Greenwich, Connecticut 06830        Executive Officer, W. R. Berkley
                                                                          Corporation

William R. Berkley, Jr.               475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

James G. Shiel                        475 Steamboat Road                  Senior Vice President - Investments,
                                      Greenwich, Connecticut 06830        W. R. Berkley Corporation

Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer, W.
                                                                          R. Berkley Corporation

Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary, W.
                                                                          R. Berkley Corporation

Robert P. Cole                        475 Steamboat Road                  Senior Vice President - Regional
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Robert C. Hewitt                      475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Paul J. Hancock                       475 Steamboat Road                  Senior Vice President and Chief
                                      Greenwich, Connecticut 06830        Corporate Actuary, W. R. Berkley
                                                                          Corporation

Clement P. Patafio                    475 Steamboat Road                  Vice President - Corporate
                                      Greenwich, Connecticut 06830        Controller, W. R. Berkley Corporation

Executive Officers Not Otherwise Listed Above:

None

Nautilus Insurance Company

Name                                  Present Business Address            Present Principal Occupation
Directors:

William R. Berkley, Jr.               475 Steamboat Road                  Senior Vice President - Specialty
                                      Greenwich, Connecticut 06830        Operations, W. R. Berkley Corporation

Eugene G. Ballard                     475 Steamboat Road                  Senior Vice President - Chief
                                      Greenwich, Connecticut 06830        Financial Officer and Treasurer, W.
                                                                          R. Berkley Corporation

Ira S. Lederman                       475 Steamboat Road                  Senior Vice President - General
                                      Greenwich, Connecticut 06830        Counsel and Corporate Secretary, W.
                                                                          R. Berkley Corporation

Thomas M. Kuzma                       7273 East Butherus Drive,           President and Chief Executive Officer
                                      Scottsdale, Arizona 85260

John M. DiBiasi                       7273 East Butherus Drive,           Executive Vice President,
                                      Scottsdale, Arizona 85260           Underwriting/Agency Relations

Executive Officers Not Otherwise Listed Above:

John M. Runberg                       7273 East Butherus Drive,           Senior Vice President, Chief
                                      Scottsdale, Arizona 85260           Financial Officer and Treasurer
